Exhibit 99.1

BiondVax Announces Second Quarter 2020 Financial Results

Jerusalem, Israel – August 20, 2020 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a clinical stage biopharmaceutical company focused on developing and commercializing M-001, a universal influenza vaccine candidate, today announced its second quarter financial results for the quarter ended June 30, 2020.

Second Quarter 2020 Financial Summary

Results are in New Israel Shekels (NIS) and convenience translation to $US is provided using the exchange rate of3.466   (NIS/$US) as at June 30, 2020.

Total operating expenses for the second quarter were NIS 16.0 million (approximately $4.61 million) compared with NIS 19.7 million for the second quarter of 2019.

●	R&D expenses for the second quarter amounted to NIS 11.9 million (approximately $3.4 million) compared with NIS 15.2 million for the second quarter of 2019.

●	Net loss for the second quarter was NIS 42 million (approximately $12.1 million) compared to net loss of NIS 47.4 million for the second quarter of 2019.

The decrease in total operating expenses compared to the second quarter of 2019 was primarily due to fewer costs associated with the nearly complete pivotal Phase 3 trial and completion of construction of the manufacturing facility.

As of June 30, 2020, BiondVax had cash and cash equivalents of NIS 38.7 million (approximately $11.2 million) compared to NIS 72.4 million as of December 31, 2019.

*Tables to follow*

About BiondVax

BiondVax (NASDAQ: BVXV) is a Phase 3 clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-strain and multi-season protection against current and future, seasonal and pandemic influenza. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides intended to stimulate both arms of the immune system for a cross-protecting and long-lasting effect. In a total of seven completed Phase 1/2 and Phase 2 clinical trials enrolling 818 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. The ongoing pivotal Phase 3 clinical trial aims to assess safety and effectiveness of M-001 in reducing flu illness and severity. For more information, please visit www.biondvax.com.

Contact Details

Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, risks relating to the COVID-19 (coronavirus) pandemic, the prosecution, timing and results of the ongoing Phase 2 and Phase 3 trials and any subsequent trials; timing of receipt of regulatory approval of our manufacturing facility in Jerusalem; ability to demonstrate the efficacy and safety of the vaccine; the timing of clinical trials and marketing approvals; the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the U.S. Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resources and the ability to raise additional capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov. We undertake no obligation to revise or update any forward-looking statement for any reason.

###

BALANCE SHEETS

In thousands, except share and per share data

				Convenience
				Translation
	December 31	June 30,		June 30,
	2019	2019	2020	2020
	Audited	Unaudited		Unaudited
	N I S			U.S. dollars
CURRENT ASSETS:
Cash and cash equivalents	72,467	33,916	38,752	11,181
Other receivables	656	1,258	2,467	712

	73,123	35,174	41,219	11,893
LONG-TERM ASSETS:
Property, plant and equipment	34,981	32,475	36,937	10,658
Right-of-use assets	7,136	7,610	6,662	1,922
Other long-term assets	510	510	891	257

	42,627	40,595	44,490	12,837
				-
	115,750	75,769	85,709	24,730

CURRENT LIABILITIES:
Trade payables	17,062	7,977	4,070	1,174
Operating lease liabilities	694	686	676	195
Other payables	1,203	1,348	1,609	464

	18,959	10,011	6,355	1,835
LONG-TERM LIABILITIES:
Liability in respect of government grants	14,812	14,621	12,686	3,660
Operating lease liabilities	6,809	7,076	6,457	1,863
Loan from others	123,780	110,971	122,041	35,211
Warrants	16,354	5,517	-	-
Severance pay liability, net	89	86	92	26

	161,844	138,271	141,276	40,760
SHAREHOLDERS’ EQUITY:
Ordinary shares of no par value: Authorized: 600,000,000, 391,000,000 and 600,000,000 shares at June 30, 2020 and 2019 (unaudited) and December 31, 2019, respectively; Issued and outstanding: 460,822,640, 261,419,599 and 402,351,657 shares at June 30, 2020 and 2019 (unaudited) and December 31, 2019, respectively	*)-	*)-	*)-	*)-
Share premium	255,285	185,454	304,089	87,735
Accumulated deficit	(320,338)	(257,967)	(366,011)	(105,600)

	(65,053)	(72,513)	(61,922)	(17,865)

	115,750	75,769	85,709	24,730

*)	Represents less than NIS\USD 1.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

In thousands, except share and per share data

						Convenience translation
	Year ended December 31,	Three months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2019	2019	2020	2019	2020	2020
	Audited	Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands, except per share data)
Operating expenses:
Research and development, net of participations	68,645	15,172	11,948	20,904	31,016	8,949
Marketing, general and administrative	9,706	4,518	4,139	5,951	5,120	1,477

Total operating expenses	78,351	19,690	16,087	26,855	36,136	10,426
						-
Operating loss	(78,351)	(19,690)	(16,087)	(26,855)	(36,136)	(10,426)
Financial income	4	-	(11,291)	24	5,211	1,503
Financial expense	(30,847)	(27,699)	(14,600)	(19,992)	(14,748)	(4,255)

Net loss	(109,194)	(47,389)	(41,978)	(46,823)	(46,673)	(13,177)

Basic and diluted net loss per share (NIS)	(0.33)	(0.18)	(0.10)	(0.18)	(0.11)	(0.03)

Weighted average number of shares outstanding used to compute basic and diluted loss per share	326,651,721	261,482,786	433,498,227	261,435,179	431,485,801	431,485,801

4